TRANCE GLOBAL ENTERTAINMENT GROUP CORP.

KUSOCINSKIEGO 3, TORUN, POLAND 87-100, Phone: + 48505259170

May 16, 2012

Mr. Charles Lee

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Trance Global Entertainment Group Corp.

       Registration Statement on Form S-1

       Filed April 16, 2012

       File No. 333-180750

Dear Charles Lee,

Please find our responses to the SEC comments sent to us on May 3, 2012 below:

General

1. Based on the factors noted below, we note that you may be a blank check company, as such term is defined in Securities Act Rule 419. Accordingly, please revise to have the offering comply with Securities Act Rule 419. Alternatively, please include a statement on the cover page of the prospectus that you have no plans to engage in a merger or acquisition with another entity.

· You are a development stage company and you are issuing penny stock

· You have not generated any revenues to date

· You have no assets other than cash and cash equivalents

Our response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is to distribution of Inflatable Products.  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to disclose your election under Section 107(b) of the Act:

· If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in “Management’s Discussion and Analysis or Plan of Operation—Significant Accounting Policies” or

· If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with the effective dates applicable to public companies. Please include a similar statement in “Management’s Discussion and Analysis or Plan of Operation—Significant Accounting Policies.”

Our response: We revised our prospectus to disclose our election under Section 107(b) of the Act:

Because we generated less than $1 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups (“JOBS”) Act.

We will lose our emerging growth company status on the earliest occurrence of any of the following events:

1. on the last day of any fiscal year in which we earn at least $1 billion in total annual gross   revenues, which amount is adjusted for inflation every five years;

2. on the last day of the fiscal year of the issuer following the fifth anniversary of the date of   our first sale of common equity securities pursuant to an effective registration statement;

3. on the date on which we have, during the previous 3-year period, issued more than $1 billion   in non-convertible debt; or

4. the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.’’

A “large accelerated filer” is an issuer that, at the end of its fiscal year, meets the following conditions:

1. it has an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more as of the last business day of the issuer's most recently completed second fiscal quarter;

2. It has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months; and

3. It has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act.

As an emerging growth company, exemptions from the following provisions are available to us:

1. Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls;

2. Section 14A(a) and (b) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;

3. Section 14(i) of the Exchange Act (which has not yet been implemented), which requires companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;

4. Section 953(b)(1) of the Dodd-Frank Act (which has not yet been implemented), which requires companies to disclose the ratio between the annual total compensation of the CEO and the median of the annual total compensation of all employees of the companies; and

5. The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K. Instead, an emerging growth company must only comply with the more limited provisions of Item 402 applicable to smaller reporting companies, regardless of the issuer’s size.

Pursuant to Section 107 of the JOBS Act, an emerging growth company may choose to forgo such exemption and instead comply with the requirements that apply to an issuer that is not an emerging growth company. We have elected to maintain our status as an emerging growth company and take advantage of the JOBS Act provisions.

We also added a following risk factor:

BECAUSE WE HAVE ELECTED TO DEFER COMPLIANCE WITH NEW OR REVISED ACCOUNTING STANDARDS, OUR FINANCIAL STATEMENT DISCLOSURE MAY NOT BE COMPARABLE TO SIMILAR COMPANIES.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

Summary Financial Information, page 6

3. Please revise your net loss per share figure such that it agrees to the figure presented on your statement of operations on page F-3.

Our response: We revised our net loss per share figure such that it agrees to the figure presented on our statement of operations on page F-3.

Use of Proceeds, page 10

4. Pursuant to Item 504 of Regulation S-K, your use of proceeds table should indicate how the net proceeds of the offering will be utilized. Please revise your table accordingly and ensure that it is consistent with your plan of operation on pages 13-14. Please also include language clarifying that:

· the offering is on a “best-efforts” basis;

· the offering scenarios presented are for illustrative purposes only, and;

· the actual amount of proceeds, if any, may differ.

Our response: We revised our table and plan of operations accordingly to ensure consistency. We also included language clarifying that:

· the offering is on a “best-efforts” basis;

· the offering scenarios presented are for illustrative purposes only, and;

· the actual amount of proceeds, if any, may differ.

Dilution, page 11

5. We have reviewed your dilution table and have the following comments:

• It does not appear that you reflected the anticipated offering expenses in your dilution table calculations. For example, it appears that your post offering net tangible book value assuming all 3 million shares are sold would be $80,989 consisting of the beginning net tangible book value of ($1,011), gross proceeds of $90,000 and offering expenses of $8,000. Please revise the figures and computations in your dilution table accordingly.

• Please ensure that all figures presented on pages 11 and 12 are internally consistent. We note that the dilution per share figures presented in your page 11 narrative do not agree to the figures in your dilution table on page 12.

• We note you disclose an incorrect pre-offering net tangible book value per share figure of $0.0007 in the middle of page 12. Please revise.

• Please revise the “Existing Stockholder” reference in the bottom row of your page 12 table to read “Purchasers.”

Our response: We revised the figures and computations in our dilution table accordingly.

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

6. Although you disclose in your narrative and table on page 14 that the minimum cost for marketing and advertising is $7,000, the minimum amount allocated for this expense in your use of proceeds table is $5,500. Please revise these amounts so that they are internally consistent or, if you believe no changes to the amounts are necessary, revise your disclosures to explain the reasons for this difference.

Our response: We revised these amounts so that they are internally consistent.

7. You disclose on page 14 the cost of development of your products. Please revise your disclosures to clarify what these cost figures represent. For example, please disclose if these amounts represent the average per unit inventory cost or if they represent the costs paid to design prototypes for your product offerings.

Our response: We revise our disclosures to clarify that these cost figures represent the average per unit inventory cost.

8. We note that the total cost of the contract with ADMAR is $1,000,000. Please disclose how this cost is factored into your product development costs for the next 12 months.

Our response: The value of the contract of $1,000,000 indicates the point at which our contract and terms with Admar will expire and a new contract will need to be executed. This does not mean that we are required to spend $1,000,000 during a fixed period of time.

Report of Independent Registered Public Accounting Firm, page F-1

9. Please obtain and file a revised audit report and consent which identifies Trance Global Entertainment Group Corp. as a development stage company. This may be done in the addressee heading. Please also explain to us why the addressee heading of your audit report references Burnaby, BC, Canada.

Our response: We obtain and filed a revised audit report and consent from our independent accounting firm.

Balance Sheet, page F-2

10. We note that your common stock line item indicates that there are 7.35 million shares issued and outstanding and that the common stock balance is $3,500. Please revise the line item description to indicate that there are 3.5 million common shares issued and outstanding and revise your equity account balances to allocate the proceeds received from your common share sale between the common stock and APIC line items. Please note that only the par value of your common shares should be reflected in the common stock line item.

Our response: We revise the line item description to indicate that there are 3.5 million common shares issued and outstanding and revised our equity account balances to allocate the proceeds received from your common share sale.

Statement of Stockholder’s Deficit, page F-4

11. Pursuant to ASC 915-215-45-1a please disclose the date of your common stock issuance within your statement of stockholder’s deficit.

Our response: We disclosed the date of your common stock issuance within our statement of stockholder’s deficit.

Please direct any further comments or questions you may have to the company at tranceglobal.group@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

Tel. (619) 546-6154 Direct

Tel. (619) 546-6100 Main

Fax. (619) 546-6060 Fax

Thank you.

Sincerely,

/S/ Barbara Walaszek

Barbara Walaszek, President